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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

Protein Polymer Technologies, Inc.                Commission File Number 0-19724

                          NOTIFICATION OF LATE FILING

(Check One):   [x] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
               [ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For Period Ended:  December 31, 1997

     [ ] Transition Report on Form 10-K    [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F    [ ] Transition Report on Form N-SAR
     [ ] Transition Report on Form 11-K

     For the Transition Period Ended:_____________________________

  Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________


                        PART I - REGISTRANT INFORMATION

         Full name of registrant    Protein Polymer Technologies, Inc.

       Former name if applicable    __________________________________

           Address of principal executive office (Street and number)
                         10655 Sorrento Valley Road

               City, State and Zip Code    San Diego, CA  92121


                      PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.
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                             PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant is currently (and for the past few weeks has been) in negotiations and is preparing documents relative to a possible private placement equity financing which, if consummated, would be expected to close within the next two weeks. There is no assurance that the equity financing will be consummated, or, if consummated, that it will be on terms favorable to the Registrant. The outcome of these negotiations and the receipt or non-receipt of the proceeds from this financing are expected to materially affect the disclosure required in the Registrant's Form 10-KSB and impact the independent auditor's report included therein with respect to "going concern" matters.

     The Registrant has limited resources and a limited staff, and the persons responsible for analysis and negotiation of the proposed equity financing are the same personnel responsible for filing the Form 10-KSB. Therefore, the Registrant is unable to file its Annual Report on Form 10-KSB for the year ended December 31, 1997 within the prescribed time period without unreasonable effort or expense.


                          PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact regarding this notification
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
      Aron Stern                                                                     619         558-6064
        (Name)                                                                   (Area Code)  (Telephone number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer
     is no, identify report(s)                                                        [x] Yes          [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                                         [ ] Yes          [x] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                       PROTEIN POLYMER TECHNOLOGIES, INC.
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date    March 31, 1998                        By  /S/  J. THOMAS PARMETER
      __________________                          ______________________________
                                                   J. Thomas Parmeter
                                                   Chairman of the Board, Chief
                                                   Executive Officer, President

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statment is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).


                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities and Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. The form shall not be used by electronic filers unable to file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.